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November 18, 2005


VIA FACSIMILE AND EDGAR SUBMISSION
(202) 551-9368

Division of Corporation Finance
Securities and Exchange Commission
Attn: April Sifford
Bureau Chief
100 F Street, N.E.

Washington, D.C.  20549-7010


Re:     Pope Resources, A Delaware Limited Partnership

Dear Ms. Sifford:

We are in receipt of a copy of your letter dated October 26, 2005 to Mr. Thomas
M. Ringo regarding the Form 10-K for the year ended December 31, 2004 of Pope Resources, A Delaware Limited Partnership (the "Partnership"). This letter responds to the inquiries raised in that letter.

Set forth on the following pages are your comments (numbered to correspond to your comment letter) followed by our response on behalf of the Partnership.

Question 1: We note your use of EBITDDA, EBITDDA per diluted unit, and free cash flow as non-GAAP financial measures and we have the following comments:

    - Please enhance your disclosures related to the non-GAAP financial measures by describing the reasons why you believe that presentation on the non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations. The justification for the use of the measure must be substantive. Merely indicating that the measure is used by or useful to analysts is not sufficient support for disclosure of the measures.

    Where disclosure is required under Item 301 of Regulation S-K, we will include in future filings the text set off between the asterisks shown below. Also note that the reconciliation between income from operations to EBITDDA has already been enhanced in our most recently

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November 18, 2005
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   filed quarterly Report on Form 10-Q for the three month period ended
   September 30, 2005. This reconciliation will also be presented in our Annual Report on Form 10-K for periods ending on and after December 31, 2005.

   Item 6.           SELECTED FINANCIAL DATA

   Actual Results. The financial information set forth below for each of the indicated years is derived from the Partnership's audited consolidated financial statements. This information should be read in conjunction with the consolidated financial statements and related notes included with this report and previously filed with the Securities and Exchange Commission (SEC).

   ***The table below includes non-GAAP financial measures including earnings before interest, taxes, depletion, depreciation, and amortization (EBITDDA) and free cash flow. Management believes both of these measures are useful to investors when evaluating the Partnership's financial performance. EBITDDA is an important measure of operating profitability, particularly when comparing results between different timber-owning companies because there are varying methods of calculating depletion expense under GAAP. With different issuers employing various calculation methodologies, disclosure of EBITDDA can make it easier for the reader to make meaningful comparisons between the operating results and cash-generating capabilities of different timber companies.

   The measure of free cash flow provides users of financial statements a benchmark for the amount of cash available for distributions and investments after making debt payments and recurring capital expenditures. [Since this measure starts with net income, not cash flow from operations, it does not include the increases or decreases resulting from changes in working capital that are included in operating cash flow presented on the Statement of Cash Flows. The Partnership has used the method detailed below for calculating free cash flow. This method reduces free cash flow by required principal payments made on the Partnership's debt, a method which management believes to be a commonly accepted methodology. Management does recognize that in practice there are varying methods of calculating free cash flow and has provided the calculation below to aid investors that are attempting to reconcile between those different methods.]***

   - Related to your measure of free cash flow, disclose all material limitations of the measure.

   The portion of item 6 above offset by brackets will be added to future filings to address this comment.

   - Please tell us whether your non-GAAP financial measure of EBITDDA per diluted unit is being used as performance measure or liquidity measure. If it is a measure of liquidity, then please remove its presentation from your 10-K.
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November 18, 2005
Page 3

   While management has presented EBITDDA per unit as a performance measure, not a measure of liquidity, management will delete this disclosure in future filings.

Question 2: Please present cash distributions per unit on the face of your statement of operations.

   Management will include this presentation on future statements of operations that are included in the Partnership's filings with the Commission or are furnished to shareholders.

Question 3: Please tell us why you omit Fee Timber and Timberland Management & Consulting operating expenses from cost of sales.

   The Partnership reports the direct cost of producing tangible goods for sale as cost of sales. Such direct costs related to sales of logs and land include depletion, land basis, the cost of harvesting and hauling logs to the customer, yield and harvest taxes paid, and other direct cost of sales. Operating expenses are costs that cannot be directly linked to timber harvested or land sold during the period. These costs include the cost of our foresters, project managers, office costs, road maintenance, silviculture, and property taxes. These costs are reported as operating expenses in order to make a differentiation between those costs directly related to that period's harvest and land sold and the cost of operating a tree farm and other costs associated with our real estate segment that in the short term will not vary based upon harvest level or acres sold.

   Since our cost of sales amounts include only those costs directly related to producing tangible goods for sale, we report expenses in the Timberland Management & Consulting segment as operating expenses. These operating costs include primarily personnel and office expenses that are not as readily differentiated between those directly related to the current period revenue generating activities versus other operating costs. As such we have treated all costs of this segment as operating expenses.

   In order to eliminate any confusion that our current income statement format may cause we will change the format to read as follows:
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November 18, 2005
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

                                                          2004              2003               2002
                                                      ------------       ----------        -----------
REVENUES
     Fee Timber                                          $  33,571       $  22,916          $  23,298
     Timberland Management & Consulting                      1,601           2,386              7,295
     Real Estate                                             4,476           1,734              1,599
                                                      ------------       ---------         ----------
  Total revenues                                            39,648          27,036             32,192

COSTS AND EXPENSES:
     Cost of timber sold                                   (14,687)        (10,150)           (10,364)
     Cost of land sold                                        (497)           (390)              (990)
     Fee Timber operating expenses                          (3,758)         (3,097)            (2,735)
     Timberland Management & Consulting
          (TM&C) operating expenses                         (2,199)         (2,114)            (5,793)
     TM&C restructuring costs                                   --              --               (583)
     Real Estate operating expenses                         (1,927)         (1,820)            (1,546)
     Real Estate environmental remediation                    (466)             --               (730)
     General & Administrative (G&A)                         (2,986)         (2,842)            (3,774)
     G&A restructuring costs                                    --              --                (90)
                                                      ------------       ---------         ----------
     Total costs and expenses                              (26,520)        (20,413)           (26,605)

OPERATING INCOME (LOSS):
     Fee Timber                                             15,126           9,669             10,199
     Timberland Management & Consulting                       (598)            272                919
     Real Estate                                             1,586            (476)            (1,667)
     Unallocated G&A                                        (2,986)         (2,842)            (3,864)
                                                      ------------       ---------         ----------
TOTAL OPERATING INCOME                                      13,128           6,623              5,587

   Other income (expense):
     Interest expense                                       (3,052)         (3,089)            (3,324)
     Interest income                                           100             283                430
                                                      ------------       ---------        -----------
 Total other expense                                        (2,952)         (2,806)            (2,894)

   Income before income taxes and
     Minority interest                                      10,176           3,817              2,693
     Income tax benefit (expense)                               --            (242)               788
                                                      ------------      ----------        -----------
   Income before minority interest                          10,176           3,575              3,481
     Minority interest                                          --             (47)              (147)
                                                      ------------      ----------        -----------
NET INCOME                                                 $10,176          $3,528             $3,334
                                                      ============       =========        ===========

EARNINGS PER UNIT:
     Basic                                                $   2.25         $  0.78           $   0.74
                                                      ============       =========        ===========
     Diluted                                              $   2.22         $  0.78           $   0.74
                                                      ============       =========        ===========
DISTRIBUTIONS PER UNIT                                    $   0.44         $  0.24           $   0.10
                                                      ------------       ---------        -----------

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November 18, 2005
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Thank you for providing the Partnership with the opportunity to respond to your comments. The Partnership acknowledges that:

      - the Partnership is responsible for the adequacy and accuracy of disclosure in the filing;

      - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

      - the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As discussed below in greater detail, the Partnership respectfully requests that the Staff accept the explanations and proposed changes to future filings described in this letter in lieu of the filing of an amendment to its annual report on Form 10-K for the fiscal year ended December 31, 2004.

Please do not hesitate to contact me at (360) 394-0520 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Very truly yours,


/s/ Thomas M. Ringo
---------------------
Thomas M. Ringo
Vice President and Chief Financial Officer